UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Amendment No.1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at March, 2010

Commission File Number: 000-25489

PURE NICKEL INC.
(formerly "Nevada Star Resource Corp.")
(Translation of registrant's name into English)

95 Wellington Street West
Suite 900
Toronto, Ontario M5J 2N7
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Explanatory Note

Pure Nickel Inc. is filing this Amendment to the Form 6-K, filed on Feburary 4, 2010,  solely for the purpose of correcting the description of the exhibits in the exhibit index.  Previously in the description of exhibit 99.1 & 99.2 the year end was incorrectly stated as 2010 when in fact it is 2009.

SUBMITTED HEREWITH

Exhibits

99.1	Annual Financial Statements for the Year Ended November 30, 2009

99.2	Management's Discussion and Analysis for the Year Ended November 30, 2009

99.3	Form 52-109F1 - Certification of Annual Filings - Full Certificate - CEO

99.4	Form 52-109F1 - Certification of Annual Filings - Full Certificate - CFO

99.5	News Release Dated February 4, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Nickel Inc.
(Registrant)

Date: March 1, 2010	By:	/s/ David McPherson
David McPherson

	Title:	Chief Financial Officer